United states

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Bank Mutual Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

063750103

(CUSIP No.)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 063750103

(1)	Name of reporting person.	Michael T. Crowley, Jr.

(2)	Check the appropriate box	(a) ☐
	if a member of a group (see instructions).	(b) ☐

(3)	SEC use only.

(4)	Citizenship or place
	of organization.	United States of America

Number of shares	(5)	Sole voting power.	1,818,663	(See Item 4)
beneficially	(6)	Shared voting power.	133,837
owned by each	(7)	Sole dispositive power.	1,846,483
reporting	(8)	Shared dispositive power.	133,837
person with:

(9)	Aggregate amount beneficially
	owned by each reporting person.	2,001,280 (Item 4)

(10)	Check if the aggregate amount
in Row (9) excludes certain shares (see instructions). ☐

(11)	Percent of class represented
	by amount in Row (9).	4.3% (See Item 4)

(12)	Type of reporting person (see instructions).	IN

SCHEDULE 13G

MICHAEL T. CROWLEY, JR.

BANK MUTUAL CORPORATION

Item 1.

	(a)	Name of Issuer:

Bank Mutual Corporation

	(b)	Address of Issuer’s Principal Executive Offices:

4949 West Brown Deer Road
Milwaukee, WI 53223

Item 2.

	(a)	Name of Person Filing:

Michael T. Crowley, Jr.

	(b)	Address of Principal Business Office or, if none, Residence:

Michael T. Crowley, Jr.
c/o Bank Mutual Corporation
4949 West Brown Deer Road
Milwaukee, WI 53223

	(c)	Citizenship:

United States of America

	(d)	Title of Class of Securities:

Common Stock, $0.01 par value

	(e)	CUSIP No.:

063750103

Item 3.		If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.		Ownership.

As of December 31, 2014:

	(a)	Amount Beneficially Owned:

2,001,280 shares. The undersigned declares that the filing of this statement shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of the securities covered by this statement.

	(b)	Percent of Class:

4.3%. Based upon 46,568,284 shares of common stock outstanding at December 31, 2014, plus options to purchase 30,800 additional shares of common stock which were exercisable by Mr. Crowley, Jr. on that date or within 60 days thereafter.

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

1,818,663 shares.

(ii) Shared power to vote or to direct the vote

133,837 shares.

(iii) Sole power to dispose or to direct the disposition of

1,846,483 shares.

(iv) Shared power to dispose or to direct the disposition of

133,837 shares.

Item 5.		Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.		Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.		Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.		Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2015

/s/ Michael T. Crowley, Jr.
Michael T. Crowley, Jr.

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